SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, 196, 25th floor. 22210-030 Rio de Janeiro - RJ Ph: (21) 2514-5641 Extract da DEL-192/2019 RCA 843, dated 09.18.2019.

CERTIFICATE

EXTRACT OF THE MINUTES OF THE 843rd MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified for the due purposes that the 843rd meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”) was held on September 18, 2019, at the Company's headquarters, located at Quitanda Street, 196, 25th floor, Centro, Rio de Janeiro – RJ. The meeting was chaired by the chairman JOSÉ GUIMARÃES MONFORTE. There was no register of absences. Decision: DEL-192/2019, of 09.18.2019. Non-exercise of the option to increase Eletrobras's interest in CEAL's capital stock, pursuant to art. 17 of CPPI Resolution No. 20/2017. RES 593, dated 08.26.2019. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the exercise of its duties, and considering the decision of the Board of Executive Officers and the following documents, HAS DELIBERATED: ➢ Resolution of the Board of Executive Officers No. 593, of August 26, 2019; ➢ Report to the Board of Executive Officers No. DF-067, of August 19, 2019; ➢ Certificate of the Minutes of the Statutory Audit and Risk Committee Meeting - RCAE, 77th of August 27, 2019; ➢ Certificate of the Minutes of 29th Strategy, Governance and Sustainability Committee Meeting - RCEGS of August 27, 2019; 1. To decide not to exercise the right to increase its interest in the total capital stock of CEAL, as provided for in Clause 5 of the Shareholders Agreement between Eletrobras, Equatorial and CEAL, in line with the opinion of the Strategy, Governance and Sustainability Committee - CEGS; 2. notify Equatorial until September 18, 2019, pursuant to Sub-Clause 5.3 of the Shareholders Agreement; 3. To determine that the Financial and Investor Relations Office - DF, the Presidency Office - PRG, the Investment Management Department - DFPI, the Board of Directors' Governance Secretariat - CAAS and the General Secretariat - PRGS adopt, in their respective areas of action, the measures necessary to comply with this Resolution. There being no further business to discuss, the Board determined the drawing up of this certificate which, after being read and approved, will be signed by me, Bruno Klapper Lopes, Secretary of Governance of the Board of Directors of Eletrobras. Chairman of the Board: JOSÉ GUIMARÃES MONFORTE. Board Members: WILSON PINTO FERREIRA JR., MAURO GENTILE RODRIGUES CUNHA, FELIPE VILLELA DIAS, RICARDO BRANDÃO SILVA, RUY FLAKS SCHNEIDER, BRUNO EUSTAQUIO FERREIRA CASTRO DE CARVALHO, LUIZ EDUARDO DOS SANTOS MONTEIRO, MARCELO DE SIQUEIRA FREITAS, VICENTE FALCONI CAMPOS and DANIEL ALVES FERREIRA.

Rio de Janeiro, September 25, 2019.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.